LINKTONE TO SUBMIT POSSIBLE OFFER TO ACQUIRE MONSTERMOB GROUP Plc

SHANGHAI, China, February 15, 2007 – Linktone Ltd., a leading Chinese provider of Wireless value-added services (NASDAQ: LTON), announced today that it expects to make a firm offer to acquire all of the outstanding share capital of MonsterMob Group Plc (AIM: Mob.L) upon fulfillment of certain conditions described below. MonsterMob is a U.K.-based provider of wireless value-added services listed on the AIM market in London. MonsterMob offers mobile content including video on demand, interactive communities, real-music ring tones, high resolution personalizable graphics and java games to service providers, retailers and handset distributors.

MonsterMob is holding a shareholders’ meeting on February 23, 2007 to determine whether to accept another acquisition offer from a third party. If the shareholders do not approve the third party offer, and subject to the completion of further confirmatory due diligence on MonsterMob (limited primarily to verification of cash balances and earnings results from MonsterMob’s Chinese operations for 2006), Linktone’s offer would be for all of the outstanding MonsterMob Ordinary Shares at the fixed exchange rate of 0.3028 new Linktone American Depositary Shares (ADSs) for each MonsterMob Ordinary Share. Such an offer, if extended, will be subject to approval by Linktone’s shareholders, among other closing conditions. On the basis of the closing price of Linktone ADSs of $4.20 on February 14, 2007, this values each MonsterMob Ordinary Share at $1.27 being 65p at the exchange rate of US$/£1.96.

Linktone believes that the transaction would be attractive for both groups of shareholders, creating a synergistic business of global scale in the fast growing area of content delivery to mobile devices and handsets.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that an acquisition of MonsterMob, if it occurs, will not provide the benefits Linktone’s management or board expects, including being earnings accretive in any future period; the financial performance of MonsterMob’s operations in China and elsewhere; the risk that the acquisition will not be completed for whatever reason including approval by MonsterMob’s shareholders of an alternative offer; difficulties in integrating the two businesses if the acquisition offer by Linktone is accepted; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050

Email: edward.liu@linktone.comEmail: brandi@thepiacentegroup.com

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